UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 25, 2012
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Russian Court Issues New Injunction Order with Expanded Restrictions on VimpelCom

Amsterdam (May 25, 2012) - VimpelCom Ltd. (“VimpelCom” or “Company”) (NYSE: VIP), a leading global provider of telecommunications services, announces that the Moscow Arbitration Court has issued a new, expanded injunction order in connection with the previously announced claim by the Russian Federal Anti-monopoly Service (“FAS”). The injunction order is related to the previously disclosed claims brought by the FAS against two of the largest shareholders of VimpelCom, Telenor East Holding II AS and Weather Investments II S.a r.l., in the Moscow Arbitration Court. The FAS claim allege that Telenor acquired preferred shares of VimpelCom from Weather and that the two shareholders entered into other agreements in violation of the Russian Law on Strategic Investments. VimpelCom has been named as a third party to the claim, which means that its rights and obligations may be affected by the claim.

The injunction order states that it prohibits each of the Company and its wholly-owned subsidiaries, OJSC “Vimpel-Communications” (“OJSC VimpelCom”) and VimpelCom Holdings B.V., and their respective management bodies (CEOs and members of the boards of directors) from giving effect to the resolutions of the Annual General Shareholders Meeting (“AGM”) of the Company’s subsidiary OJSC VimpelCom, which was held on May 21, 2012, including:

•

Prohibiting the payment of dividends to shareholders of OJSC VimpelCom based on the results of operations in 2011, and the transfer of the cash intended for dividend distribution to the accounts of OJSC VimpelCom or other companies with foreign banks;

•	Prohibiting the external auditors elected at the OJSC VimpelCom AGM from exercising the powers conferred on them;

•	Prohibiting the board of directors of OJSC VimpelCom elected at the OJSC VimpelCom AGM from exercising their powers pursuant to the charter of OJSC VimpelCom; and

•	Prohibiting the taking of other actions and steps designated to transfer the indicated funds out of our Russian subsidiary OJSC VimpelCom.

A hearing on the merits of the FAS claim is currently scheduled to take place on October 17, 2012. Unless it is lifted on appeal, the injunction will be in force until a decision by the court on the merits of the FAS claim comes into effect.

The Company intends to appeal the expanded injunction order, but will also work toward reaching an amicable resolution with the relevant regulators as the Company was not directly involved in the transaction between Telenor and Weather. The Company is currently assessing the scope and potential impact of the expanded injunction on the VimpelCom Group’s general business and financial position, current financing arrangements and future liquidity.

©VimpelCom Ltd. May 25, 2012	1

In connection with this newest injunction by the Russian court, the Company is reviewing and considering the following:

1. Deferring the payment of the previously declared VimpelCom Ltd. dividend in order to help ensure appropriate liquidity; and

2. Delaying its annual shareholder meeting until it has more clarity on the scope and impact of all of the injunctions and the claim brought by the FAS.

The issue of the VimpelCom Ltd. dividend payment and the timing of the annual shareholder meeting will be considered by the Company’s Supervisory Board at its meeting scheduled for May 31, 2012.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the possible adverse impact of the expanded injunction order on the VimpelCom Group. These forward-looking statements are based on management’s best assessment of the injunction order and the Company’s legal position. The actual outcome may differ materially from these statements and there can be no assurance that the Russian court will not change the injunction order or issue a new injunction order to provide additional prohibitions as a result of an appeal from FAS or otherwise. Also, there can be no assurance that the continuation of the injunction or other actions by Russian government and judicial authorities will not result in a material adverse impact on our business, financial condition and results of operations, including possible claims of default under certain of our debt instruments. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

©VimpelCom Ltd. May 25, 2012	2

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. May 25, 2012	3